Vista Outdoor Inc.
Statement Re: Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended March 31,
(Dollars in thousands)	2016	2015	2014	2013	2012
Earnings:
Income before interest and income taxes	$262,758	$184,154	$233,807	$101,455	$30,304
Plus fixed charges	26,057	32,653	17,484	930	819
Earnings	$288,815	$216,807	$251,291	$102,385	$31,123

Fixed Charges:
Interest expense, including amortization of debt issuance costs (1)	$24,351	$30,108	$15,469	$(7)	$(3)
Estimated interest factor of rental expense	1,706	2,545	2,015	937	822
Fixed Charges	$26,057	$32,653	$17,484	$930	$819

Ratio of Earnings to Fixed Charges (2)	11.08	6.64	14.37	110.09	38.00

(1) For periods prior to February 9, 2015 interest expense represents an allocation from OrbitalATK of interest expense and was not representative of the future interest expense of the Company
(2) For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.